08012479

Orbis
Grupa Hotelowa

Warsaw, 2006-03-29

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
APR 10 2006
WASH, D.C. 209 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

SUPPL

Please find enclosed the text of the Current report no 6/2006.
Best regards

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Krzysztof Gerula

I Vice-President

4/13

Current report no. 6/2006

The Management Board of "Orbis" S.A. hereby informs that in view of the strategy of development of the Orbis Hotel Group – "Orbis" S.A. and Hekon Hotele Ekonomiczne S.A. and the implementation of the mutual investment plan – as well as taking into consideration the possibility to finance the financial needs of „Orbis" S.A. within the framework of the Group with the Group's temporarily idle funds in lieu of the use of a more expensive bank credit facility, on March 24, 2006 "Orbis" S.A. and Hekon Hotele Ekonomiczne S.A. executed a loan agreement for the amount of PLN 20,000,000. The debt between "Orbis" S.A. and Hekon Hotele Ekonomiczne S.A. under the executed loan agreement does not result in an increase in the external debt of the Orbis Group and does not change the level of funds in the Group. Pursuant to the agreement, "Orbis" S.A. has undertaken to repay the loan within 6 months of the date on which the loan was granted and the loan interest rate has been fixed on the basis of WIBOR 6M plus the margin. This will allow to curb the borrowing costs in the Orbis Group and the level of the margin is advantageous for both companies. The aforementioned agreement was concluded under the following circumstances:
a) "Orbis" S.A. and Hekon Hotele Ekonomiczne S.A. belong to the same ORBIS Tax Group (its registration was disclosed in Monitor Sądowy i Gospodarczy no. 16 of 2006, item 909),
b) Tranche B of the credit facility designed for the general corporate purposes of the Borrower available under the Credit Facility Agreement of November 10, 2005 (disclosed in the current report no. 36/2005) has not been used to date.

The total value of agreements, determined on the basis of the principles laid down in the Regulation indicated hereinbelow, including the value of the aforementioned agreement of March 24, 2006 and the agreement of November 10, 2005 disclosed in the current report no. 36/2005, concluded with Hekon Hotele Ekonomiczne S.A in the period of last 12 months amounts to PLN 630,199,868 and meets the conditions of a significant agreement referred to in Paragraph 2 Section 2 of the Regulation of the Minister of Finance of October 19, 2005 on Current and Periodic Information to Be Published by Issuers of Securities.

Information on the transaction of the highest value was disclosed in the current report no. 36/2005, while the current report no. 34/2005 discloses information on the acquisition of 109,619,868 bonds with par value PLN 1 each, issued by "Orbis" S.A. (interest rate on bonds was determined on the basis of WIBOR 3M plus the margin, the bonds redemption date falls on October 24, 2006), by Hekon Hotele Ekonomiczne S.A. on October 28, 2005.